BTHC XV, INC.

August 19, 2011

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  John Reynolds, Assistant Director

Re:	BTHC XV, Inc.
Current Report on Form 8-K/A, filed June 29, 2011
Annual Report on Form 10-K/A, filed June 29, 2011
Quarterly Report on Form 10-Q/A, filed July 1, 2011
File No. 0-52808

Dear Mr. Reynolds:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 22, 2011 (the “Comment Letter”), addressed to Zhang Shanjiu, the Chairman, President and Chief Executive Officer of BTHC XV, Inc. (“we”, “us”, “our”, “BTHC” or the “Company”).  The Staff issued the Comment Letter in connection with our filing on June 29, 2011 of Amendment No. 4 to the Current Report on Form 8-K regarding the share exchange transaction we consummated on October 18, 2010 (the “Share Exchange”) with Long Fortune Valley Tourism International Limited, a Cayman Islands company (“Long Fortune”), our filing on June 29, 2011 of Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and our filing on July 1, 2011 of Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

References in this response letter to the “Form 8-K,” unless the context requires otherwise, are to our Amendment No. 5 to the Current Report on Form 8-K (File No. 0-52808), which we filed with the Commission separately via EDGAR today.  References in this response letter to the “Form 10-K,” unless the context requires otherwise, are to our Amendment No. 2 to the Annual Report on Form 10-K (File No. 0-52808), which we filed with the Commission separately via EDGAR today.  References in this response letter to the “Form 10-Q,” unless the context requires otherwise, are to our Amendment No. 2 to the Quarterly Report on Form 10-Q (File No. 0-52808), which we filed with the Commission separately via EDGAR today.

John Reynolds, Assistant Director
August 19, 2011

In order to facilitate your review, each of the Staff’s comments, reproduced below, is followed by our response to such comment.  Page number references contained in the responses below are to the amended Form 8-K, amended Form 10-K or amended Form 10-Q, as applicable.  For the convenience of the Staff, we are enclosing in a Federal Express package four clean and marked copies of the Form 8-K, four clean and marked copies of the Form 10-K and four clean and marked copies of the Form 10-Q.  The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to Amendment No. 4 to the Current Report on Form 8-K, Amendment No. 1 to the Annual Report on Form 10-K and Amendment No. 1 to the Quarterly Report on Form 10-Q.  Kindly note the changes include modifications made in response to the comment letter and include certain other clarifying information.

Form 8-K/A filed June 29, 2011

Guarantees, page 80

1. We partially reissue comment five of our letter dated May 18, 2011.  Please revise to disclose the largest aggregate principal amount during the period for which disclosure is required, as required by Item 404(a)(5) of Regulation S-K.  Since the information in the Form 8-K is that required by Form 10, such information would cover the last three fiscal years and any interim period, as opposed to the disclosure you provided which only covered the interim period.  See Instruction 1 to Item 404 of Regulation S-K.

RESPONSE: The disclosure on pages 81 to 83 of the Form 8-K has been updated to include a guarantee table for the guarantees outstanding at December 31, 2009 (there were no guarantees outstanding at any point during the fiscal year ended December 31, 2008).  The guarantee table includes the largest aggregate principal amount outstanding during the fiscal year ended December 31, 2009.  It is respectfully submitted that Section 5230.1 of the Financial Reporting Manual of the Division of Corporation Finance of the SEC indicates that, with respect to a reverse acquisition involving a shell company, the accounting acquirer’s (Long Fortune) eligibility as a smaller reporting company is considered for purposes of the disclosures to be filed in the Form 8-K disclosing the transaction.  Long Fortune qualified as a smaller reporting company under Item 10(f)(1) of Regulation S-K because it lacked a public float (as it had no public equity) and it had revenues less than $50.0 million according to its audited financial statements as of and for the fiscal year ended December 31, 2009.  Also, Article 8-04(c)(1) of Regulation S-X indicates that for a business to be acquired for which the metrics set forth in Article 8-04(b) exceed 40%, the financial statements required to be included are those for the two most recently completed fiscal years (December 31, 2008 and 2009) and the most recently completed interim period (September 30, 2010).  Accordingly, only two years of information has been added as opposed to the three years referenced in the Staff’s comment.

John Reynolds, Assistant Director
August 19, 2011

Potential Conflicts of Interest, page 82

2. We partially reissue comment seven of our letter dated May 18, 2011.  Given that these companies are related parties, and given the common control, if Mr. Zhang is considering the acquisition of any of these related companies by BTHC or a subsidiary of BTHC, please discuss.

RESPONSE: As of the date of this letter, Mr. Zhang does not have any present plans to acquire any of the related companies that he owns or controls, directly or indirectly.  There can be no assurances that Mr. Zhang’s plans will not change in the future.

Form 10-K/A filed June 29, 2011

Risk Factors, page 22

3. Please revise to include a risk factor that addresses the income you receive from your revenue sharing arrangement with Fluorescent Lake.  Please ensure to address the term of this arrangement, how the amounts were determined, potential for changes and/or termination of this arrangement and the impact on your financial position.

RESPONSE: The following risk factor regarding the revenue sharing arrangement with Fluorescent Lake was added on pages 28 to 29 of the Form 10-K.
“Longkong is party to a revenue sharing arrangement with Fluorescent Lake, a related-party.  To the extent the revenue sharing arrangement produces material revenue for Longkong, changes in such arrangement that are not beneficial to Longkong, or a termination of the arrangement, could have a material adverse effect on our results of operations and financial condition.

On January 1, 2010, Longkong began selling a bundled pass for general access to the “Underground Grand Canyon” tourist destination and general access to the “Fluorescent Lake” tourist destination operated by Fluorescent Lake.  Because the bundled pass entitles its holder to visit the Fluorescent Lake tourist destination, the price of the bundled pass, which is sold at both the Underground Grand Canyon and the Fluorescent Lake, is higher than the regular admission ticket price to the Underground Grand Canyon.  On February 11, 2010, Longkong and Fluorescent Lake executed a revenue sharing agreement, effective as of January 1, 2010 (the “Revenue Sharing Agreement”).  Pursuant to the terms of the Revenue Sharing Agreement, if a bundled pass is sold at the Underground Grand Canyon, approximately 92% of the cost of the pass is allocated as revenue to Longkong with the remaining 8% being allocated to Fluorescent Lake and recorded as a liability to a related party on our balance sheet.  If a bundled pass is sold at the Fluorescent Lake, approximately 36% of the cost of the pass is allocated as revenue to Longkong and recorded as a receivable from a related party on our balance sheet with the remaining 64% being recorded as revenue by Fluorescent Lake.

John Reynolds, Assistant Director
August 19, 2011

While negotiating the terms of the Revenue Sharing Agreement, Fluorescent Lake’s management agreed to the premium percentages allocated to the Underground Grand Canyon due to several factors, including that the Underground Grand Canyon is relatively better known than the Fluorescent Lake based on the number of visitors to each tourist attraction annually, that the Underground Grand Canyon offers five entertainment attractions, in addition to the general walking tour, to Fluorescent Lake’s one entertainment attraction and that Longkong’s management did not expect to see a significant increase in the number of visitors to the Underground Grand Canyon solely as a result of the sales of bundled passes by Fluorescent Lake primarily because Longkong’s management expected those visitors to otherwise visit the Underground Grand Canyon and pay the full admission ticket price.

The Revenue Sharing Agreement only contains the economic terms described above and otherwise does not contain any other terms or conditions.  As a result, the agreement is terminable at the will of either party and does not contain a term.  Zhang Shanjiu, as our Chairman, President and Chief Executive Officer and as an individual who controls Fluorescent Lake, could effectively require either our or Fluorescent Lake’s management to modify the terms of the agreement at his will.  Any such modifications could be more or less beneficial to us, though no modifications are anticipated at this time, other than those made as a result of the approval by the local government of an increase in our admission ticket price for visitors effective April 1, 2011, which led to an increase in the price of the bundled pass also effective that date.  It is expected that Longkong’s and Fluorescent Lake’s management will review the terms of the agreement annually and determine whether to continue the relationship as is, modify the existing terms or terminate the relationship.  If the terms of the Revenue Sharing Agreement are modified to be less beneficial to us, or if the relationship is terminated, at a time when we are receiving material revenue from the arrangement, the modifications or termination could have a material adverse effect on our results of operations and financial condition.”

Management’s Discussion and Analysis

Trends and Uncertainties Affecting Our Business, page 51

4. Please revise to disclose the impact of your revenue sharing arrangement with Fluorescent Lake.  Ensure your revisions include explicit discussion in your results of operations section (i.e. revenue and commission earned for each period presented) and changes to your trends and uncertainties section which clarifies the uncertainty (i.e. no term) and impact of changes in this arrangement to your financial position.  Refer to Article 303(a)(3) of Regulation S-K.

RESPONSE: The following disclosure has been added on pages 54 to 55 of the Form 10-K to describe in more detail the financial impact of the revenue sharing arrangement with Fluorescent Lake, including a discussion of the related party commissions received and paid during the fiscal year ended December 31, 2010.  Substantially similar disclosure has been added on pages 80 to 81 of the Form 10-K in “Item 13. – Certain Relationships and Related Transactions, and Director Independence.” and on page 63 of the Form 10-K with respect to our revenue recognition accounting policy.  Substantially similar disclosure has been added on page 21 of the Form 10-Q and on page 29 of the Form 10-Q with respect to our revenue recognition accounting policy.

John Reynolds, Assistant Director
August 19, 2011

“Revenue from sales of bundled passes was approximately $1.7 million (including approximately $615,000 of related party commissions) in the fiscal year ended December 31, 2010 and the number of visitors who used a bundled pass was approximately 118,000 during the fiscal year ended December 31, 2010.  Because the bundled pass was first available in January 2010, there is no comparable data to provide for the fiscal year ended December 31, 2009.  Of the 118,000 visitors who used a bundled pass, approximately 99,000 of the passes were sold by the Underground Ground Canyon, accounting for approximately $1.6 million in revenue (approximately $671,000 in related party commissions received) to Longkong and approximately $0.1 million in revenue to Fluorescent Lake, and approximately 19,000 of the passes were sold by the Fluorescent Lake, accounting for approximately $0.1 million in revenue (approximately $56,000 in related party commissions paid) to Longkong and approximately $0.2 million in revenue to Fluorescent Lake.  A regular admission ticket to the Underground Grand Canyon is RMB76 and a regular admission ticket to the Fluorescent Lake is RMB68.  Therefore, our relative fair value of each bundled pass is RMB62, which is the proportion that our regular admission ticket price (RMB76) bears to the total of the regular admission ticket prices for both attractions (RMB144) to the price of a bundled pass (RMB118).  For each bundled pass sold by the Underground Grand Canyon, we receive a benefit of RMB46 above our relative fair value.  Because the revenue sharing arrangement is with a related party company, the benefit for each bundled pass sold by the Underground Grand Canyon is characterized as a related party commission received.  For each bundled pass sold by the Fluorescent Lake, we receive RMB20 less than our relative fair value.  The amount of this loss is characterized as a related party commission paid and recorded net of the related party commission received by us for bundled passes sold by the Underground Ground Canyon.”

The following disclosure regarding the uncertainties associated with our revenue sharing arrangement with Fluorescent Lake has been added on pages 52 to 53 of the Form 10-K.  Substantially similar disclosure has been added on page 19 of the Form 10-Q.

“Revenue decreased approximately $0.4 million during the fiscal year ended December 31, 2010 as compared to the fiscal year ended December 31, 2009, however, the decrease would have been higher had it not been for sales of the bundled pass and revenue sharing agreement with Fluorescent Lake, which accounted for approximately 17.7% of our total revenue in 2010 (118,000 total visitors accounting for approximately $1.7 million).  Of the approximately 118,000 visitors who used a bundled pass, approximately 99,000 of the passes were sold by the Underground Grand Canyon and approximately 19,000 of the passes were sold by the Fluorescent Lake.  The revenue sharing agreement effectively allows us to obtain a premium price (approximately $4.75 higher than the regular admission ticket price) for visitors to the Underground Grand Canyon if the bundled pass is sold by Longkong.  Alternatively, if a bundled pass is sold by Fluorescent Lake, we receive approximately $5.00 less than the regular admission ticket price.  The revenue sharing agreement with Fluorescent Lake does not contain terms and conditions other than the economic terms described above.  As a result, the agreement is terminable at the will of either party and does not contain a term.  Zhang Shanjiu, as our Chairman, President and Chief Executive Officer and as an individual who controls Fluorescent Lake, could effectively require either our or Fluorescent Lake’s management to modify the terms of the agreement at his will.  Any such modifications could be more or less beneficial to us.  In early 2011, Longkong’s and Fluorescent Lake’s management reviewed the terms of the agreement and determined not to make any changes to the agreement for the 2011 fiscal year.  However, in March 2011, the local government approved an increase in our admission ticket price for visitors effective April 1, 2011, which led to an increase in the price of the bundled pass also effective that date. It is expected that Longkong’s and Fluorescent Lake’s management will review the terms of the revenue sharing arrangementannually.  If the terms of the revenue sharing arrangement are modified to be less beneficial to us, or if the relationship is terminated, at a time when we are receiving material revenue from the arrangement, the modifications or termination could have a material adverse effect on our results of operations and financial condition.  See “Risk Factors – Risks Relating to Our Business – Longkong is party to a revenue sharing arrangement with Fluorescent Lake, a related-party.  To the extent the revenue sharing arrangement produces material revenue for Longkong, changes in such arrangement that are not beneficial to Longkong, or a termination of the arrangement, could have a material adverse effect on our results of operations and financial condition.”

John Reynolds, Assistant Director
August 19, 2011

Item 9A – Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 65

5. We note in your Form 8-K filed June 27, 2011, your disclosure cautioned investors that your accounting review is ongoing and “upon completion of [your] review, the Company may conclude that additional adjustments to Long Fortune’s or its financial statements” may be necessary.  Please reconcile this statement with the disclosure herein which states “…management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements included in this Annual report present fairly, in all material respects, [your] financial position, results of operations, and cash flows for the periods presented in conformity with U.S. GAAP.”

RESPONSE: The non-reliance Form 8-K was filed on June 27, 2011 while we were still in the process of evaluating the adjustments to be made to Long Fortune’s and our financial statements referenced therein.  On June 29, 2011, we filed Amendment No. 4 to the Form 8-K and Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2010.  On July 1, 2011, we filed Amendment No. 1 to the Form 10-Q for the quarter ended March 31, 2011.  At the time of the filings on June 29, 2011 and July 1, 2011, our evaluation of adjustments to be made was completed and, as adjusted, our management believes that the financial statements contained in the Annual Report did not contain material inaccuracies or omissions of material fact and to the best of its knowledge, the consolidated financial statements therein presented fairly, in all material respects, our financial position, results of operations and cash flows in conformity with U.S. GAAP.  Furthermore, to the extent any additional adjustments are needed in the future, though none is presently anticipated, a new non-reliance Form 8-K would need to be filed at which point in time management’s beliefs set forth in the Annual Report would not be accurate to the extent of the adjustments to be made.  Therefore, we do not believe the statements in the non-reliance Form 8-K and in our Annual Report are mutually exclusive.

Financial Statements

Statements of Operations, page F-5

6. We reviewed your response to our prior comment 20.  We note that if you sell a bundled ticket; you receive net proceeds of RMB108 resulting in additional RMB46 of proceeds above the relative fair value of your ticket (RMB62).  Please revise to clearly disclose this additional consideration on the face of your Statements of Operations to allow an investor to understand the impact of ticket sales versus additional consideration received (e.g. Revenue (including $X of related party commissions)).

John Reynolds, Assistant Director
August 19, 2011

RESPONSE: The “Revenue” line on the face of the Consolidated Statements of Operations and Comprehensive Income for the fiscal years ended December 31, 2010 and 2009 has been revised to disclose the $615,000 of related party commissions earned during the fiscal year ended December 31, 2010.  The “Revenue” line on the face of the Consolidated Statements of Operations and Comprehensive Income for the three months ended March 31, 2011 and 2010 has been revised to disclose the $12,500 and $45,000 of related party commissions earned during the three months ended March 31, 2011 and 2010, respectively.

Notes to Financial Statements

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-11

7. We reviewed your response to our prior comment 20.  We note that if you sell a bundled ticket, you receive approximately 91% of the proceeds from the sale.  If Fluorescent Lake sells a bundled ticket, they receive only 64% of the proceeds from the sale.  We also note that there is only an RMB8 difference between the list prices of both attractions.  Please revise to disclose the specific reasons supporting the allocation percentages in this arrangement and why you appear to derive greater economic benefit than Fluorescent Lake.  We may have further comments upon review of your response.

RESPONSE: The revenue sharing arrangement between our Chinese operating company, Shandong Longkong Travel Management Co., Ltd. (“Longkong”), and Yishui Fluorescent Lake Travel Development Co., Ltd. (“Fluorescent Lake”), a company controlled by the immediate family of Zhang Shanjiu, our Chairman, President and Chief Executive Officer, is a related party, non arms’ length arrangement.  The percentages used to allocate the amount of the bundled pass price to be kept by Longkong if a bundled pass was sold at the Underground Grand Canyon and the amount of the bundled pass price to be kept by Fluorescent Lake if a bundled pass was sold at the Fluorescent Lake was determined by negotiations between the management of Longkong and the management of Fluorescent Lake.  Factors that were considered by the parties included the existing popularity of each tourist destination, measured by the number of annual visitors, the number and perceived quality of attractions at each tourist destination and the parties’ expectations with respect to additional visitors solely as a result of selling the bundled pass.

John Reynolds, Assistant Director
August 19, 2011

With respect to existing popularity, the Underground Grand Canyon hosts significantly more visitors per year than the Fluorescent Lake.  With respect to the number and perceived quality of attractions at each tourist destination, the Underground Grand Canyon has five attractions, including a water rafting attraction, a slide car that begins at the top of the mountain and goes to the entrance of the cave on the mountainside, a battery powered car that visitors can ride, a zip line on the mountainside and a treasure hunt themed attraction that includes a rock hill, a maze and amusement park type rides, in addition to general access to the Underground Grand Canyon which allows visitors to take a walking tour of the cave to see several stalactite and stalagmite formations, whereas the only attraction at Fluorescent Lake is the light shining from fireflies that live on the ceiling of the cave.  In addition, visitors to the Underground Grand Canyon must pay for each attraction they wish to enjoy, in addition to the general access admission ticket price, whereas the admission ticket price to the Fluorescent Lake provides all-access to the tourist destination.  With respect to the expectations for additional visitors solely as a result of selling the bundled pass, Longkong’s management was of the view that most of the visitors to the Fluorescent Lake who purchased a bundled pass would have likely visited the Underground Grand Canyon on their trip and therefore did not expect to see a significant increase in the total number of visitors to the Underground Grand Canyon solely as a result of the bundled pass.  Therefore, Fluorescent Lake’s management agreed to the allocation percentages as a premium to Longkong for the sale of bundled passes.

The revenue sharing arrangement is set forth in the Grand Canyon & Fluorescent Lake Full-Pass Distribution Agreement, dated as of February 10, 2010, between Longkong and Fluorescent Lake.  The agreement only contains the economic terms of the revenue sharing arrangement and otherwise does not contain any other terms or conditions.  As a result, the agreement is terminable at the will of either party and does not contain a term.  Zhang Shanjiu, as our Chairman, President and Chief Executive Officer and as an individual who controls Fluorescent Lake, could effectively require either our or Fluorescent Lake’s management to modify the terms of the agreement at his will.  Any such modifications could be more or less beneficial to us, though no modifications are anticipated at this time.  It is expected that Longkong’s and Fluorescent Lake’s management will review the terms of the agreement annually and determine whether to continue the relationship as is, modify the existing terms or terminate the relationship.  In early 2011, Longkong’s and Fluorescent Lake’s management reviewed the terms of the agreement and determined not to make any changes to the agreement for the 2011 fiscal year.

Our revenue recognition accounting policy in our financial statements as of and for the fiscal years ended December 31, 2010 and 2009 and as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 has been revised to include the following information regarding the reasons the parties agreed to the allocation percentages and the lack of non-economic terms and conditions in the revenue sharing agreement.  Substantially similar disclosure was added on page 63 of the Form 10-K and on page 29 of the Form 10-Q.

John Reynolds, Assistant Director
August 19, 2011

“While negotiating the terms of the revenue sharing agreement, Fluorescent Lake’s management agreed to the premium percentages allocated to the Underground Grand Canyon due to several factors, including that the Underground Grand Canyon is relatively better known than the Fluorescent Lake based on the number of visitors to each tourist attraction annually, that the Underground Grand Canyon offers five entertainment attractions, in addition to the general walking tour, to Fluorescent Lake’s one entertainment attraction and that Longkong’s management did not expect to see a significant increase in the number of visitors to the Underground Grand Canyon solely as a result of the sales of bundled passes by Fluorescent Lake.  The revenue sharing agreement only contains the economic terms summarized above and is otherwise terminable at the will of either party and does not contain a term.  Longkong’s and Fluorescent Lake’s management expects to review the terms of the revenue sharing agreement annually and decide whether to continue the relationship as is, modify the existing terms, which could be more or less beneficial to Longkong, or terminate the relationship.”

8. In connection with the comment above, please revise to disclose the terms and conditions of this arrangement.  Specifically clarify that there is no term of this arrangement and such arrangement can change or be eliminated at any time.

RESPONSE: Please see our response to Comment #7 above.

Form 10-Q/A for Quarter Ended March 31, 2011

Consolidated Statements of Operations and Other Comprehensive Income, page 2

9. Based on your disclosure in your Form 8-K filed June 27, 2011, we note your financial statements for the quarter ended March 31, 2010 were revised.  As such, please revise your financial statements for the quarter ended March 31, 2010 to clearly state they have been restated and provide appropriate supporting disclosure.

RESPONSE: The non-reliance Form 8-K was filed on June 27, 2011 while we were still in the process of evaluating the adjustments to be made to our financial statements referenced therein.  At the time of the filing, we were uncertain whether adjustments would need to be made to our Consolidated Statements of Operations and Other Comprehensive Income for the three months ended March 31, 2011 and 2010.  On July 1, 2011, we filed Amendment No. 1 to the Form 10-Q for the quarter ended March 31, 2011.  Upon the completion of our review prior to such filing, we determined that no adjustments were needed to the Consolidated Statements of Operations and Other Comprehensive Income for the three months ended March 31, 2011 and 2010.  Accordingly, such financial statements have not been labeled as restated.

John Reynolds, Assistant Director
August 19, 2011

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K, the Form 10-K and the Form 10-Q;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K, the Form 10-K and the Form 10-Q; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding the Form 8-K, the Form 10-K, the Form 10-Q or any of our responses to the Comment Letter, please do not hesitate to contact Jeffrey Rinde of Blank Rome LLP, our outside legal counsel, at (212) 885-5335 (fax (917) 332-3009).

Sincerely,

BTHC XV, INC.

By: /s/ Zhang Shanjiu
Zhang Shanjiu
Chairman, President and Chief Executive Officer

cc:	Timothy French, Blank Rome LLP ((215) 569-5394) (fax (215) 832-5394))